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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68719

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **WINTOUR & COMPANY, INC.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

213 FULTON STREET

(No. and Street)

WESTBURY   **NEW YORK**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHRISTIAN WINTOUR   516-535-0020   cwintour@wintourco.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MERCURIUS & ASSOCIATES LLP

(Name – if individual, state last, first, and middle name)

A-94/8 Wazirpur Industrial Area, Main Ring Road   **Delhi**   **India**   110052

(Address)   (City)   (State)   (Zip Code)

2/10/2009   **3223**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

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* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Wintour & Company, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon
For the year ended December 31, 2025

Wintour & Company, Inc.
Financial Statements
Statement of Financial Condition
As of December 31, 2025

Assets

Cash and Cash Equivalents	120,989
Prepaid Expenses	450
Total Assets	$ 121,439

Liabilities and Stockholder's Equity

Current Liabilities	
Accounts Payable	2,077
Total Liabilities	$ 2,077

Common Stock: 200 Shares Authorized, 53 issued and Outstanding, no stated value	56,000
Additional Paid-In Capital	
Retained Earnings	(27,998)
Net Income	91,360
Total Shareholder's Equity	$ 119,362
Total Liabilities and Shareholder's Equity	$ 121,439

The accompanying notes are an integral part of these financial statements.